April 20, 2006

Mr. Ronald J. Radcliffe
Chief Financial Officer
Empire Resorts, Inc.
701 N. Green Valley Parkway
Suite 200
Henderson, Nevada 89074

Re: Empire Resorts, Inc.
       Form 10-K for the year ended December 31, 2005
       Commission File Number: 001-12522

Dear Mr. Radcliffe

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Management's Discussion and Analysis of Operations and Financial Condition

Critical Accounting Policies and Estimates, page 34

1. We note that your disclosures of critical accounting policies and estimates primarily represent a description of accounting policies included in the notes to the consolidated financial statements.   We believe that FR-72 (Release 33-8350) elicits a discussion that

supplements, not repeats the disclosures in the notes. While the notes generally describe the method used to apply an accounting principle, the discussion in MD&A should focus on the estimates, assumptions or uncertainties involved in applying a principle including how these items may impact the principle and how this principle may have different effects on your financial results over time. We also believe companies should address why the accounting estimates or assumptions are subject to change and analyze their specific sensitivity to change, based on outcomes that could reasonably likely occur and may have a material effect. In this regard, registrants should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available. For example, in your discussion on impairment on long-lived assets, you should analyze how the company arrived at the impairment amounts taken during the periods, how accurate the estimates and assumptions have been in the past including whether these estimates and assumptions have changed over time as well as the reasonable likeliness that the current estimates and assumptions being used may change in the future based on the significant amount of asset still being reflected in the financial statements.

Liquidity and Capital Resources

Table of Contractual Obligations, page 40

2. We note that you have included only principal payments in your table of contractual obligations, and that footnote (b) to the table offers a very limited discussion of the material terms of both your fixed and variable rate debt. Because the table is aimed at increasing transparency, we believe you should also include estimated interest payments in the body of the table as these payments represent a contractual obligation. Your tabular disclosure should be accompanied by a more detailed footnote explanation of the methodology used in the calculation, including current interest rate on variable rate debt used in your calculations. See Section IV.A of FR-72 for guidance.

Financial Statements

Consolidated Statements of Operations, page 45

3. Please revise your income statement presentation to include impairment losses within continuing operations as part of the subtotal "Income (Loss) from Operations". Refer to the guidance in paragraph 25 of SFAS 144.

4. As a related matter, your current disclosure discussing the $8.5 million impairment on deferred development costs related to your work with the Cayuga nation states that the continued deferral of such costs would not be in accordance with your accounting policy, but does not state why. Please expand your disclosure surrounding your impairment losses to include a brief description of the facts and circumstances leading to the impairment loss. Refer to the guidance in paragraph 26 of SFAS 144.

Consolidated Statement of Cash Flows, page 48

5. We note that you have classified debt issuance costs (i.e. Deferred Financing Costs) as financing activity outflows.   However, the requirements of paragraph 28 of SFAS 95 requires adjustment from net income to remove the effect of all deferral of past operating cash payments in determining net cash flow from operating activities.   As these costs represent deferral of a past operating cash payment and do not meet the definition of a cash outflow for a financing activity (i.e. principal payments or repayment of amounts borrowed) as required by paragraph 20 of SFAS 95, they should be treated as a reconciling item within operating activities on the consolidated statement of cash flow.

6. Furthermore, in your supplemental schedule of noncash investing and financing activities, we also note that other deferred financing costs were **paid** with proceeds received on a revolving credit facility ($485,000), issuance of senior convertible debt ($2.78 million) and loan from a bank ($118,000) in each of the three fiscal years.   For example, in fiscal year 2004, the $2.78 million of deferred financing costs recognized as a noncash activity is treated as being taken from the $65 million of senior convertible debt issued so that your financing activities only reflect the net proceeds of $62.22 million being received from the issuance of this debt. However, in effect you received the full proceeds of the $65 million in debt issued and paid the $2.78 million in deferred financing costs from those proceeds.   Therefore, your consolidated statement of cash flows should reflect the gross activity from these transactions by recognizing a financing activity cash inflow of $65 million for the issuance of the debt and an operating activity cash outflow for the payment of the $2.78 million deferred financing costs.   The recognition of the gross amounts of cash receipts and payments would then be consistent with the guidance in paragraph 11 of SFAS 95 as well as the gross recognition of the related debt and asset in your consolidated balance sheet for these items. In addition, we believe this treatment is especially relevant and meaningful when the payments and receipts impact two different cash flow activities.   This same treatment should be afforded to all your deferred financing costs recognized in each of the fiscal years in the consolidated statement of cash flows both within financing activities and as supplemental non-cash financing activities.

7. With the recognition of all these payments (cash outflows) of deferred financing costs as a reconciling item within operating activities, we note that the amounts of "net cash provided by (used in) operating activities" will be materially reduced in each of the three fiscal years. Therefore, in the amendment of your Form 10-K, we believe you should restate your consolidated financial statements to reflect this change in treatment and include all the disclosures required by paragraph 37 of APBO No. 20.   This change also requires recognition in the auditors report through the addition of an explanatory paragraph in accordance with the guidance in paragraph 12 of Section 420 in the Codification of Statement on Auditing Standards.

Note B – Impairment of Long-Lived Assets, page 54

8. We note your accounting policy on how you assess impairment of long-lived assets by estimating future cash flows (undiscounted and without interest charges) and recognize an impairment loss if the cash flows are insufficient to recover the carrying value of the assets. However, your accounting policy should be expanded to state how the impairment loss is measured assuming it is based on the criteria in paragraph 7 of SFAS 144, where a loss represents the amount by which the carrying value of a long-lived asset exceeds its fair value. In addition, you should provide the methodology on how fair value is measured as provided by the guidance in paragraphs 22-24 of SFAS 144. If a present value technique is used, you should describe the specific technique. In view of the fact that you have incurred significant amounts of impairment losses in two of the last three fiscal years, we believe that your accounting policy disclosures addressing these matters should be transparent, clear and complete to a reader of your financial statements.

Note E. Deferred Development Costs, page 58

9. We note that your deferred development costs comprise approximately 10% and 23% of total assets at December 31, 2005 and 2004, respectively, and that during fiscal 2005 you took significant impairment charges on balances relating to agreements with various tribes. Please revise your disclosure here and in MD&A to include the amounts funded to each tribe, the specific use of the amounts funded, the remaining funding commitment to each tribe, and the major assumptions used to estimate fair values and recoverability of these assets (such as project start dates, revenue assumptions, discount rates, probability of success, etc.) Consider tabular presentation for clarity, as appropriate. Please provide us a draft of your proposed disclosure with your response.

Note K – Stockholders' Equity (Preferred Stock and Dividends), page 67

10. Reference is made to your Series E preferred stock whereby you include approximately $6.8 million of these securities within stockholders' equity.   We note from your disclosures that the Series E preferred stock contains a redemption value.   We assume from your classification of these securities within stockholders' equity that **all** redemption provisions are within the control (or solely at the option) of the issuer.   If true, the notes should be expanded to clearly state this fact.

Note L. Stock Options and Warrants, page 69

11. Supplementally explain to us the facts and circumstances surrounding the stock option cancellations and grants during fiscal 2003. Specifically address why the options were cancelled and whether the owners of any cancelled options also received grants during 2003.

Your response should include the timing and pricing of such cancellations and grants. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief